[redacted]

10027234

SEC COMMISSION

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FEB 23 2010

Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Private Portfolio, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7534 La Jolla Blvd.
(No. and Street)

La Jolla, California 92037
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Barba (858) 551-2071
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Barba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Portfolio, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jurat Stamp See Notary A.b. for Notary A.b.

State of California
County of S. Diego

Subscribed and sworn to (or affirmed) before me on this 17 day of Feb 2010 by Daniel Barba personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public Signature

Signature

Pres.

Title

ANDREW GARCIA
Commission No. 1792675
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires March 2, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRIVATE PORTFOLIO, INC.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Private Portfolio, Inc.

We have audited the accompanying statement of financial condition of Private Portfolio, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Portfolio, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 1, 2010
San Diego, California

PRIVATE PORTFOLIO, INC.

Statement of Financial Condition

December 31, 2009

ASSETS

Cash	$107,771
Deposit with clearing organization	100,000
Commission receivable	230,761
Prepaid expenses and other assets	7,347
Furniture and equipment, less accumulated depreciation of $48,870	7,834
	$453,713

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$221,271
Stockholder's equity	
Common stock, 100,000 shares authorized	131,816
Retained earnings	100,626
Total stockholder's equity	232,442
	$453,713

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Statement of Income

Year Ended December 31, 2009

Revenues	
Commissions	$1,711,720
Administration fees and other	468,878
Interest and dividends	5,076
	2,185,674
Expenses	
Commissions and clearing charges	1,783,901
Compensation and employee benefits	265,320
Office supplies and printing	23,329
Rent	13,415
Taxes, licenses, and registration fees	10,136
Telephone and postage	9,020
Outside services	7,012
Depreciation	4,584
Information services	4,227
Interest and bank charges	1,447
Other	5,281
	2,127,672
Net income	$ 58,002

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock		*Retained*	
	Shares	*Amount*	*Earnings*	*Total*
Balance, beginning of year	1,000	$131,816	$ 97,624	$229,440
Distributions	-	-	(55,000)	(55,000)
Net income	-	-	58,002	58,002
Balance, end of year	1,000	$131,816	$100,626	$232,442

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2009

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 58,002
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	4,584
Changes in operating assets and liabilities	
Commissions receivable	(98,916)
Prepaid expenses and other assets	(4,241)
Accounts payable and accrued liabilities	100,612
Net cash from operating activities	60,041
Cash flows from investing activities	
Capital expenditures	(2,407)
Cash flows from financing activities	
Distributions	(55,000)
Net increase in cash	2,634
Cash, beginning of year	105,137
Cash, end of year	$ 107,771
Supplemental disclosure of cash flow information:	
Interest paid	$ 1,447
Income taxes paid	$ 1,901

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Private Portfolio, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Investments. Marketable securities are stated at market value, based on quoted market prices. Non-marketable securities are stated at cost.

Furniture and Equipment. Furniture and equipment is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally 3-7 years).

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholder, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2009 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2009.

2. LEASE COMMITMENT

The Company leases its offices under a short-term operating lease.

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2009 was 1.02 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2009, the Company had net capital of $217,261 was $117,261 in excess of the amount required by the SEC.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

5. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2009, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

PRIVATE PORTFOLIO, INC.

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2009

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$232,442	$236,254	$(3,812)
Less non-allowable assets			
Prepaid expenses and other assets	(7,347)	(7,347)	-
Furniture and equipment	(7,834)	(10,127)	2,293
Net capital	$217,261	$218,780	$(1,519)
Total aggregate indebtedness	$221,271	$219,752	$ 1,519
Ratio of aggregate indebtedness to net capital	1.02	1.00	
Minimum net capital required	$100,000	$100,000	

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2009 result primarily from audit adjustments to accumulated depreciation and accounts payable.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Private Portfolio, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Private Portfolio, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

February 1, 2010
San Diego, California

SIPC SUPPLEMENTAL REPORT

Board of Directors
Private Portfolio, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Private Portfolio, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported for the fiscal period beginning April 1, 2009 and ending December 31, 2009, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

February 1, 2010
San Diego, California

PRIVATE PORTFOLIO, INC.

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

From April 1, 2009 to December 31, 2009

Total revenue	$1,800,626
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(392,494)
Total interest and dividend expense	(474)
SIPC net operating revenues	$1,407,658
General assessment @ .0025	$ 3,519
Less payments	
January 5, 2009	(150)
July 23, 2009	(1,223)
Assessment balance due	$ 2,146

PRIVATE PORTFOLIO, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2009